DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2024

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2024

C O N T E N T S

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46575

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DRESNER INVESTMENT SERVICES, INC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 S. LASALLE STREET SUITE 2170

(No. and Street)

CHICAGO	**IL**	**60603**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRIAN YTTERBERG	**312-780-7239**	BYTTERBERG@DRESNERCO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MICHAEL COGLIANESE

(Name – if individual, state last, first, and middle name)

125 E. LAKE ST. SUITE 303	BLOOMINGDALE	IL	60108
(Address)	(City)	(State)	(Zip Code)
10/20/2009		3874	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, BRIAN YTTERBERG _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DRESNER INVESTMENT SERVICES, INC _____, as of 12/31 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
C.O.O.

Notary Public

This filing ** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Stockholder of Dresner Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dresner Investment Services, Inc. as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Dresner Investment Services, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Dresner Investment Services, Inc.'s management. Our responsibility is to express an opinion on Dresner Investment Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Dresner Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Dresner Investment Services, Inc.'s auditor since 2024.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 28, 2025

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$ 1,419,077	
Certificate of deposit	361,809	
Trade receivables - less allowance for		
doubtful accounts of $24,951	137,158	
Total Current Assets		$ 1,918,044
PROPERTY AND EQUIPMENT:		
Computer equipment	24,404	
Furniture	4,125	
Automobile	68,353	
Total Property and Equipment	96,882	
Less accumulated depreciation	(64,309)	
Property and Equipment, Net		32,573
OTHER ASSETS:		
Security deposit	12,382	
Due from Affiliates	510,913	
Investments, at cost	116,250	
Right of use lease asset, net	49,395	
Total Other Assets		688,940
TOTAL ASSETS		$ 2,639,556

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 59,093	
Accrued expenses	411,599	
Lease liability, current portion	60,289	
Note payable, current portion	9,682	
Due to affiliates	110,000	
Total Current Liabilities		$ 650,663
LONG-TERM LIABILITIES:		
Note payable, less current portion	16,358	
Total Long-Term Liabilities		16,358
TOTAL LIABILITIES		667,021
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 1,000,000 shares;		
issued and outstanding 100,000 shares	7,615	
Additional paid-in capital	25,000	
Retained earnings	1,939,920	
TOTAL STOCKHOLDER'S EQUITY		1,972,535
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 2,639,556

1. Description of business:

   Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

   The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight.

2. Summary of significant accounting policies:

   Cash and cash equivalents:

   For purposes of the statement of cash flows, the Company generally considers short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   Trade accounts receivable: As of January 1, 2023, the Company adopted a new accounting standard under U.S. GAAP that replaced the incurred loss model for measuring the allowance for credit losses with a new model that reflects current expected credit losses (CECL) that are expected to occur over the lifetime of the underlying receivable. The CECL methodology is applicable to financial assets that are measured at amortized cost, including trade accounts receivable. The Company adopted the change in accounting for credit losses using a modified retrospective method which requires recognition of a cumulative effect adjustment, if any, to the opening balance of stockholder's equity as of January 1, 2023. The adoption of the new standard did not require a cumulative effect adjustment to stockholder's equity as of January 1, 2023.

   Trade accounts receivable are stated at the amount the Company expects to collect. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments — Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense. The Company had an allowance for credit losses of $24,951 at December 31, 2024. The allowance for credit losses may change in future years, based on collection history. During 2024, the Company recorded credit loss expense of $24,951, recovered previous credit losses totaling $0, and wrote off past due balances totaling $39,367.

   Use of estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Summary of significant accounting policies – continued:

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets, ranging from 5 to 7 years.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company provides for deferred income taxes to recognize the tax consequences of temporary timing differences, primarily from net operating losses, by applying enacted statutory tax rates applicable to future years to differences between financial statement amounts and those reported on the state tax return for income and expenses.

The Company pays pass-through entity tax to the state of Illinois on behalf of the stockholder. Since the pass-through entity tax exclusively benefits the stockholder, the pass-through entity tax is recognized as a distribution to the stockholder. Total stockholder's distributions for the year ended December 31, 2024 included approximately $0.00 of passthrough entity tax.

The federal and state income tax returns of the Company for 2023, 2022, and 2021 are subject to examination by the Internal Revenue Service and the Illinois Department of Revenue, respectively, generally for three years after the returns were filed.

3. Revenue recognition:

The Company's revenues consist of success fee income, expense reimbursements and consulting fee income.

Success Fees

The Company's success fee revenue for advisory arrangements is generally recognized when performance under the arrangement is completed (the closing date of the transaction) or another date specified in the contract.

3. Revenue Recognition – continued:

Consulting Fees

Consulting fee revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under specific contracts.

Expense Reimbursements

Reimbursable expenses are recognized over the period in which the expense is incurred and billed.

Revenue includes all amounts billed to customers during the year and adjustments for the settlement of previously billed and disputed fees. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities, if any. Periodically, the Company receives in lieu of cash consideration privately held stock in their customers, with revenue recognized equal to the amount that would have otherwise been received in cash. See Note 6.

4. Credit risk:

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits, which is currently $250,000 per financial institution. The Company has uninsured balances approximating $903,253 as of December 31, 2024. Management believes that the Company is not exposed to any significant credit risk on cash.

5. Major customers:

Four customers accounted for approximately 69.2% of the Company's revenue for the year ended December 31, 2024.

6. Employee benefit plans:

The Company and its affiliates have a defined contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $12,792 for the year ended December 31, 2024.

The Company, at times, receives stock in private companies as a form of revenue, and at its discretion, may compensate its own employees by distributing them the stock.

7. Lease commitments:

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 8. Each entity is responsible for its agreed upon share of base rent and real estate taxes and operating expenses of the facilities, and the Company has recorded its proportionate share of expenses. The Company currently leases its office space under a non-cancelable lease which expires on October 31, 2025.

For the year ended December 31, 2024, rent expense for the Company's operating lease was $182,822.

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease for office space, as described above. The Company recognizes a lease liability and the right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The implicit rate of the Company's lease is not readily determinable, and accordingly, management has used the Company's incremental borrowing rate, which is defined as the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. Because the Company is not reasonably certain to exercise the renewal options, the optional periods are not included in determining the lease term and associated payments under the renewal options are excluded from lease payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Right of use lease asset consists of the following:

Right of use lease asset	$168,735
Less: Accumulated amortization	$119,340
Net	$49,395

Lease liability consists of the following:

Undiscounted cash payments	$65,189
Less: discount	$ 4,900
	$ 60,289

The Company's annual minimum payments under its current office lease are as follows:

2025	$ 61,306

8. Related party transactions:

    Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly owned by the sole shareholder of the Company, provides a number of affiliated entities management, accounting and administrative services. The Company reimburses DCR for any direct or indirect expenses DCR incurs in providing such services; and the Company may pay ongoing management fees to compensate DCR for such services. DCR is also a licensed real estate broker and provides real estate management, consulting, brokerage, and advisory services and the Company may pay consulting fees to DCR to compensate DCR for those services. The Company paid DCR $0.00 for services provided by DCR to the Company for the year ended December 31, 2024.

    Dresner Corporate Services, Inc. (DCS) is also a related entity. The Company may provide certain administrative and management services to DCS and DCS pays the Company to compensate for such services. The Company received $47,996 from DCS for these services in the year ended December 31, 2024.

    Dresner Securities, Inc. (DSI) is also a related entity, transferred funds to the company for expenses to be incurred by Dresner Investment Services, on behalf of DSI.

    The Company also charges a management fee to Dresner Building Services, Inc., a related entity that is owned by a family member of the sole shareholder of the Company. The Company charged $115,159 in management fees to this related entity in 2024.

    The following amounts were due to (from) related parties as of December 31, 2024:

	31-Dec-24
Dresner Capital Resources, Inc.	$416,157
Dresner Corporate Services, Inc.	$94,755
Dresner Securities, Inc.	($110,000)
Net	$400,912

9. Net capital requirements:

    The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. As of December 31, 2024, the Company had regulatory net capital of $1,163,260 which was $1,122,085 in excess of its required net capital of $41,175. As of December 31, 2024, the Company's net capital ratio was 1.88 to 1. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Subsequent events:

    Company management has reviewed and evaluated subsequent events from December 31, 2024, the financial statement date, through March 28, 2025, the date the financial statements were available to be issued.

11. Note Payable:

In 2021 the company purchased a vehicle for 100% business use and entered into a retail installment contract. The amount financed for this purchase was $58,353 at an annual interest rate of 2.15%. The monthly payments are $865 for 72 months commencing on August 21, 2021. The future maturities of the note are as follows:

2025	$ 9,902
2026	$10,126
2027	$ 6,012

12. Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and consulting services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses EBITDA and Projected Revenues to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 69 percent of its total revenues from four external customers in 2024.

13. Fair Value Measurement:

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

● Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

● Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities

● Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Investments consist of stock in private companies. These investments are carried on the Statement of Financial Condition at cost, as there is no readily available fair market value.